

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

August 31, 2015

<u>Via E-Mail</u>
Mr. David B. Burritt
Executive Vice President and Chief Financial Officer
United States Steel Corporation
600 Grant Street
Pittsburgh, PA 15219

      Re: United States Steel Corporation
                Form 10-K
                Filed February 24, 2015
                File No. 1-16811

Dear Mr. Burritt:

      We have reviewed your response dated August 13, 2015 and have the following comments.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the year ended December 31, 2014</u>

<u>4. Deconsolidation of U.S. Steel Canada and other charges, page F-17</u>

1. We have read your response to comment 4 in our letter dated July 16, 2015. Please explain to us how you reasonably determined that the fair value of the USSC assets substantially exceeded carrying value at September 16, 2014, so that there would be enough cash available for you to recover the $434 million. In this regard, please discuss the material assets that you concluded had fair values greater than carrying values at the CCAA filing date and provide us an analysis of the USSC asset with the largest excess of deemed fair value over carrying value along with your calculations and assumptions that support that conclusion. Tell us what specifically happened in the three months ended June 30, 2015 that indicated that your prior fair value estimates were not accurate.

<u>24. Contingencies and Commitments, page F-53</u>

2. We have read your response to comment 5 in our letter dated July 16, 2015. So that we may understand your materiality assessment, please tell us the average settlement cost per claim for each period. Please disclose that the average settlement costs per claim were immaterial in each period.

You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202) 551-3791, or Pamela Long, Assistant Director, at (202) 551-3765, with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and
Construction